File No. 70-10152

As filed with the Securities and Exchange Commission on October 2, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.

800 Nicollet Mall
Minneapolis, Minnesota 55402

NRG Energy, Inc.

901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265

NRG Power Marketing, Inc.

c/o NRG Energy, Inc.
901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of top registered holding company parent)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Gary R. Johnson Vice President and General Counsel Xcel Energy 800 Nicollet Mall Minneapolis, Minnesota 55402 Phone: 612-215-4505 Fax: 612-215-4501	Scott J. Davido NRG Energy, Inc. 901 Marquette Avenue Suite 2300 Minneapolis, MN 55402-3265 Phone: 612-373-5300 Fax: 612-373-5392

Peter D. Clarke Debra J. Schnebel Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601-1692 Phone: 312-782-3939 Fax: 312-782-7575	Mitchell F. Hertz Kirkland & Ellis 655 Fifteenth Street, N.W. Suite 1200 Washington, D.C. 20005 Phone: 202-879-5000 Fax: 202-879-5200

AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This Amendment No. 2 to the Application-Declaration on Form U-1 amends the Application-Declaration on Form U-1 in File No. 70-10152 originally filed on July 28, 2003, as amended by Amendment No. 1 filed on September 30, 2003, as noted below.

Item 2 of the Application is hereby amended in its entirety to read as follows:

“ITEM 2. Fees, Commission and Expenses

The fees, commissions and expenses paid or incurred, or to be paid or incurred, by the NRG Applicants in connection with the filing of this Application are not expected to exceed $50,000. In addition, the NRG Applicants commit that the fees and expenses that the NRG Applicants have incurred and will incur related to the Proceedings, including without limitation the preparation of the Plan and the Disclosure Statement, the prosecution of any related litigation and any related transactional documents, will not exceed the amounts set forth on Exhibit I-1. In the event that the Commission files an appearance in the Proceedings, the approval of the Commission of the fees and expenses incurred by the Applicants in connection with the Proceedings will not be required, since such fees and expenses will be subject to approval of the Bankruptcy Court. In the event that the fees and expenses to be incurred by the NRG Applicants related to the Proceedings will exceed the amounts set forth on Exhibit I-1, the NRG Applicants will file an amendment in this proceeding seeking approval of such fees and expenses by the Commission, unless such approval is not required pursuant to the provisions of Rule 63. The NRG Applicants request that the Commission reserve jurisdiction over the approval of any such fees and expenses in excess of the amounts set forth on Exhibit I-1.

The fees, commissions and expenses paid or incurred, or to be paid or incurred, by Xcel Energy in connection with the filing of this Application are not expected to exceed $100,000. In addition, Xcel Energy commits that the fees and expenses that Xcel Energy has incurred and will incur related to the bankruptcy proceedings of the Debtors, including without limitation the preparation of the Plan and the Disclosure Statement and consummation of the transactions contemplated thereby, will not exceed the amounts set forth in Exhibit I-2. In the event that the fees and expenses to be incurred by Xcel Energy related to the bankruptcy proceedings of the Debtors will exceed the amounts set forth on Exhibit I-2, Xcel Energy will file an amendment in this proceeding seeking approval of such fees and expenses by the Commission. Xcel Energy requests that the Commission reserve jurisdiction over the approval of any such fees and expenses in excess of the amounts set forth on Exhibit I-2.”

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment No. 2 to be signed on their behalf by the undersigned thereunto duly authorized.

Date: October 2, 2003

Xcel Energy Inc.	NRG Energy, Inc.

By: /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel	By: /s/ Scott J. Davido Scott J. Davido Senior Vice President and General Counsel

NRG Power Marketing, Inc.

By: /s/ Scott J. Davido Scott J. Davido Vice President and Secretary

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